CONFIRMATION OF INSURANCE

Finsure LLC
2145 North Clark StreetUnit F
Chicago, IL 60614

FROM: daniel.garber for Team Reiner and Richmond

I am pleased to confirm that your Financial Institution Bond Full Program insurance has been bound pursuant to your request. The attached Confirmation of Insurance will serve as evidence of coverage until the insurance carrier issues the policy. This insurance document summarizes the policy referenced below and is not intended to reflect all the terms and conditions or exclusions, of the referenced policy. In the event of a claim, coverage will be determined by the referenced policy, subject to all the terms, exclusions, and conditions of the policy. Moreover, the information contained in this document reflects bound coverage as of the effective date of the referenced policy and does not include subsequent changes by the insurer or changes in the applicable rates for taxes or governmental fees.

NAMED INSURED:	Thrive Series Trust 1000 Palm Blvd SUITE 66 Isle of Palms, SC 29451
PRIMARY RISK ADDRESS:	1000 Palm Blvd SUITE 66 Isle of Palms, SC 29451
COVERAGE:	Financial Institution Bond Full Program
INSURER:	Travelers Casualty and Surety Co of America - Admitted
POLICY NUMBER:	108364536
POLICY TERM:	9/18/2026 - 9/18/2027
POLICY PREMIUM:	$2,490.00
TOTAL:	$2,490.00
AGENT COMMISSION:	10%

SUBJECTIVITIES:
1. N/A

SPECIAL CONDITIONS / OTHER COVERAGES:

NO FLAT CANCELLATIONS
ALL FEES ARE FULLY EARNED AT INCEPTION

For RT Specialty to file the surplus lines taxes on your behalf, please complete the surplus lines tax document (per the applicable state requirements) and return with your request to bind. Due to state regulations, RT Specialty requires tax documents to be completed within 24 to 48 hours of binding. Please be diligent in returning tax forms.

Authorized Representative

HOME STATE FOR NON-ADMITTED RISKS
Taxes and governmental fees are estimates and subject to change based upon current rates of the Home State and risk information available at the date of binding. The Home State of the Insured for a non-admitted risk shall be determined in accordance with the Nonadmitted and Reinsurance Act of 2010, 15. U.S.C §8201, etc. ("NRRA"). Some states require the producing broker to submit a written verification of the insured's Home State for our records. The applicable law (if any) of the Home State governing cancellation or non-renewal of non-admitted insurance, including whether any such laws apply to non-admitted risks, shall apply to this Policy.

Any amendments to coverage must be specifically requested in writing or by submitting a policy change request form and then approved by the Insurer. Coverage cannot be affected, amended, extended, or altered through the issuance of certificates of insurance. Underlying Insurers must be rated A- VII or better by A.M. Best.

PREMIUM FINANCE (If not included in the quote document)
If the insured and the insurer agree to bind coverage and the premium will be financed, upon binding, please instruct the premium finance company to send documents to our attention. Premium Finance funds should always be paid to RT Specialty.

PRODUCER COMPENSATION:
RT Specialty is typically compensated through commission from the insurer for the placement of policies in most transactions. The amount of the commission varies by insurance line and by carrier. RT Specialty might also receive additional compensation. In order to place the insurance requested we may charge a reasonable fee for additional services such as performing a risk analysis, comparing policies, processing submissions, communication expenses, inspections, working with underwriters on the coverage proposal, issuing policies, or servicing the policy after issuance. Any fees charged are fully earned at inception of the policy. Third-party inspection or other fees may be separately itemized upon request. Our fees are applied to new policies, renewal policies, and endorsements. Fees applicable to each renewal and endorsement will be set forth in the quotes. It is the insurance carrier's decision whether to offer the insurance quoted, and your client's decision whether to accept the quote. Our fee is not imposed by state law or the Insurer.

Depending upon the Insurer involved with your placement, we might also have an agreement with the Insurer that we are proposing for this placement that might pay us future additional compensation This compensation could be based on formulas that consider the volume of business placed with the Insurer, the profitability of that business, how much of the business is retained for the Insurer's account each year, and potentially other factors. The agreements frequently consider total eligible premium from all clients placed during a calendar year and any incentive or contingent compensation is often received at a future date. Because of variables in these agreements, we often do not have an accurate means at the time of placement to determine the amount of any additional compensation that might be attributable to any single placement.

You, as the retail broker with the direct relationship with the Insured, must comply with all applicable laws and regulations related to disclosure of and consent and agreement to, compensation, and informing the Insured that it may request more information about producer or broker compensation that might be paid in connection with the Insured's placement. If we request a copy of any legally required insured consent or agreement, you will provide us with a copy. If you need additional information about the compensation arrangements for services provided by RT Specialty affiliates, please contact your RT Specialty representative.

RT Specialty is a division of RSG Specialty, LLC. RSG Specialty, LLC is a Delaware limited liability company and a subsidiary of Ryan Specialty, LLC. In California: RSG Specialty Insurance Services, LLC (License # 0G97516).

RYAN[SM]
TURNER
SPECIALTY


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TRAVELERS SelectOne+®

RE:	**Insured Name:**	THRIVE SERIES TRUST
	Binder Type:	Premium Only
	Product:	**INVESTMENT COMPANY BOND** IVBB-15001 (01-16)
	Bond Number:	108364536
	Bond Period:	September 18, 2026 to September 18, 2027
	Binder Expiration Date:	October 14, 2026

On behalf of **Travelers Casualty and Surety Company of America** we are pleased to bind coverage for the following Insurance.

INVESTMENT COMPANY BOND:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$1,000,000	$0
Coverage A.2. Restoration Expenses	$1,000,000	$25,000
B. ON PREMISES	$1,000,000	$25,000
C. IN TRANSIT	$1,000,000	$25,000
D. FORGERY OR ALTERATION	$1,000,000	$25,000
E. SECURITIES	$1,000,000	$25,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$1,000,000	$25,000
G. CLAIM EXPENSE	$25,000	$10,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$100,000	$25,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$1,000,000	$25,000
Coverage I.2. Fraudulent Instructions	$1,000,000	$25,000
Coverage I.3. Restoration Expense	Not Covered	
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$25,000

If *"Not Covered"* is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of

Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

DISCOVERY PERIOD FOR BOND COVERAGE:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

TOTAL ANNUAL PREMIUM - $2,490.00

(Other term options listed below, if available)

PREMIUM DETAIL:

Term	Payment Type	Premium	Taxes	Surcharges	Total Premium	Total Term Premium
1 Year	Prepaid	$2,490.00	$0.00	$0.00	$2,490.00	$2,490.00

BOND FORMS APPLICABLE:

IVBB-15001-0116	Investment Company Bond Declarations
IVBB-16001-0116	Investment Company Bond

ENDORSEMENTS APPLICABLE:

IVBB-18028-0116	South Carolina Cancelation, Termination, Change or Modification Endorsement
IVBB-19038-0422	Global Coverage Compliance Endorsement
IVBB-19044-0518	Automatic Increase In Insuring Agreement A.1. Single Loss Limit of Insurance Endorsement
IVBB-19045-0319	Replace General Agreement A. Organic Growth Endorsement

CONTINGENCIES:

This binder is contingent on the acceptable underwriting review of the following information prior to the Binder expiration date.

None

This binder is a conditional binder, valid until October 14, 2026. This binder will expire on the noted date, at the noted time, unless the required underwriting information stated in the Contingencies section is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.

This bond will not take effect unless Underwriting Information is received and satisfactorily reviewed by October 14, 2026 (Binder Expiration Date). If you do not submit the Underwriting Information on or before the Binder Expiration Date, no bond will be issued.

NOTES:

NOTICES:

It is the agent's or broker's responsibility to comply with any applicable laws regarding disclosure to the bondholder of commission or other compensation we pay, if any, in connection with this bond or program.

Important Notice Regarding Compensation Disclosure

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, P.O. Box 2950, Hartford, CT 06104-2950.

Agenda Item 7. Approval of Fidelity Bond

WHEREAS, the Board has determined that it is in the best interests of the Trust to obtain fidelity bond coverage by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust, such coverage to be bound from the date of effectiveness of the Trust's registration with the SEC under the 1940 Act; and

IT IS THEREFORE RESOLVED, that the Trustees find that the participation of the Fund in the Trust's Fidelity Bond (the "Bond") is in the best interests of the Fund; and

FURTHER RESOLVED, that the Trustees find that the premium to be paid by the Fund in respect of such Bond is fair and reasonable; and

FURTHER RESOLVED, that the proper officers of the Trust are authorized to execute and deliver such documents, if any, as may be necessary for the Fund to participate in the Bond; and

FURTHER RESOLVED, that the proper officers of the Trust are directed and authorized to make or cause to be made any filings or notices with respect to such Bond required by Rule 17g-1 under the 1940 Act.

FIDELITY BOND PREMIUM STATEMENT

This sample is for illustrative purposes only and is not an actual insurance carrier statement.

Named Insured: Thrive Series Trust

Bond Number: 108364536

Insurance Carrier: Travelers Casualty and Surety Co of America

Coverage Period: September 18, 2026 through September 17, 2027

Premium Paid: $2,490.00

Statement of Premium Payment

This statement confirms that the premium for the above referenced fidelity bond has been paid for the coverage period September 18, 2026 through September 17, 2027.